

May 11, 2022

William McMorrow
Chief Executive Officer
Kennedy-Wilson Holdings, Inc.
151 S El Camino Drive
Beverly Hills, CA 90212

      Re: Kennedy-Wilson Holdings, Inc.
          Registration Statement on Form S-3
          Filed May 9, 2022
          File No. 333-264776

Dear Mr. McMorrow:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Melanie Singh at 202-551-4074 or Ruairi Regan at 202-551-3269 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction

cc: Julian T.H. Kleindorfer, Esq.